RECEIVED
MAR 17 2008
U.S. Securities & Exchange Commission

SEC [redacted] MISSION

08033235

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 4 2008
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 65164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pri Muni LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Foxhurst Drive
(No. and Street)

Pittsburgh (City) PA (State) 15238 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Talbot Heppenstall
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman Yanak & Ford LLP
(Name – *if individual, state last, first, middle name*)

Three Gateway Center Suite 1800 (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

PROCESSED
DEC 18 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
MAR 13 2008
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, C. Talbot Heppenstall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriMuni LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Peggy J. Haberle, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Aug. 22, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMUNI LLC
Computation of Net Capital
December 31, 2007

Members' equity at January 1, 2007	$ 64,604
Capital contribution	25,000
2007 loss	(81,020)
2007 Other comprehensive income	4,014
Members' equity at December 31, 2007	12,598
Less: Non-allowable assets	
Equipment	(3,490)
Prepaids	(397)
Haircut on bonds	(2,749)
Net capital at December 31, 2007	$ 5,962

Reconciliation of FOCUS Filing to Audit

Owner's Equity per Audit	$12,598
Owner's Equity per FOCUS filing	13,883
Difference	$ 1,285

Difference represents A/P adjustments not recorded in the ledger.

Pursuant to SEC Rule 15c-3(k)(2)(ii), the Customer Protection Rule, PriMuni LLC does not carry customer accounts, therefore there has been no computation related to reserve requirements.

Grossman Yanak & Ford LLP *Certified Public Accountants*

PriMuni LLC

Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors' Report

PriMuni LLC

TABLE OF CONTENTS

Grossman Yanak & Ford LLP
Certified Public Accountants

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com.

INDEPENDENT AUDITORS' REPORT

To the Members of
PriMuni LLC

We have audited the accompanying statements of financial condition of PriMuni LLC (a Pennsylvania limited liability company) as of December 31, 2007 and 2006 and the related statements of operations and comprehensive loss, members' equity and cash flows for the years then ended. These financial statements are the responsibility of PriMuni LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriMuni LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grossman Yanak + Ford LLP

February 6, 2008

PriMuni LLC

STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	NOTES	2007	2006
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1	$ 24,744	$ 35,004
Investments	1,2,4	91,617	94,409
Prepaid expenses		397	1,090
Total current assets		116,758	130,503
PROPERTY & EQUIPMENT, NET	1,3	3,490	36,182
TOTAL		$ 120,248	$ 166,685
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	6	$ 5,364	
Demand note payable to member	4	82,607	$ 82,607
Accrued expenses		19,679	19,474
Total current liabilities		107,650	102,081
MEMBERS' EQUITY	5	12,598	64,604
TOTAL		$ 120,248	$ 166,685

See notes to financial statements.

PriMuni LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	NOTES	2007	2006
EXPENSES:			
Operating expenses		$ 9,151	$ 14,114
General and administrative expenses	3,6	137,298	118,277
LOSS FROM OPERATIONS		(146,449)	(132,391)
OTHER INCOME (EXPENSE):			
Interest income		658	2,105
Interest expense	4	(3,910)	(3,967)
Other income		68,681	600
Total		65,429	(1,262)
NET LOSS		(81,020)	(133,653)
OTHER COMPREHENSIVE INCOME:			
Unrealized holding gains during the period	2	4,014	3,205
COMPREHENSIVE LOSS		$ (77,006)	$ (130,448)

See notes to financial statements.

PriMuni LLC

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common	Preferred	Accumulated Deficit	Unrealized Gains	Total
Members' equity at January 1, 2006	$ 546,045	$2,351,881	$ (2,704,687)	$ 1,813	$ 195,052
Unrealized gain	-	-	-	3,205	3,205
Net loss	-	-	(133,653)	-	(133,653)
Members' equity at December 31, 2006	546,045	2,351,881	(2,838,340)	5,018	64,604
Capital contribution - 9445 units	25,000	-	-	-	25,000
Unrealized gain	-	-	-	4,014	4,014
Net loss	-	-	(81,020)	-	(81,020)
Members' equity at December 31, 2007	$ 571,045	$2,351,881	$ (2,919,360)	$ 9,032	$ 12,598

See notes to financial statements.

PriMuni LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (81,020)	$ (133,653)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	32,692	44,893
Decrease in prepaid expenses	693	6,958
Increase in:		
Accounts payable	5,364	-
Accrued expenses	205	7,925
Net cash used in operating activities	(42,066)	(73,877)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of investments	(141)	(419)
Proceeds from sale of investments	6,947	9,766
Net cash provided by investing activities	6,806	9,347
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	25,000	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,260)	(64,530)
CASH AND CASH EQUIVALENTS, BEGINNING	35,004	99,534
CASH AND CASH EQUIVALENTS, ENDING	$ 24,744	$ 35,004

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity - PriMuni LLC (the "Company") was formed on June 25, 2001 as a Pennsylvania limited liability company taxable as a partnership. The Company was formed to provide broker/dealers and issuers with an improved process for municipal bond distribution in the primary market.

In anticipation of providing services to broker/dealers and issuers, the Company registered as a member of the National Association of Securities Dealers, Inc. ("NASD") during 2002. The Company, however, will not hold customer funds or safekeep customer securities and, thus, is exempt from certain recordkeeping and reporting requirements common to broker/dealers. During 2007, the NASD merged with a branch of the New York Stock Exchange to form the Financial Industry Regulatory Authority ("FINRA"), of which the Company will continue as a member.

The Company has developed a process and technology that underwriters will use to improve direct retail distribution for issuers in the primary market.

The members generally share in the net income or loss and distributions in proportion to their respective participation percentages not to exceed the amount of losses that can be so allocated without causing any member to have an adjusted capital account deficit at the end of any taxable year. Distributions are made at the sole discretion of the Members' Board, subject to distribution restrictions by the Company's operating agreement.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive Income - Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income consists of net income plus changes in other equity accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents at financial institutions which may at times exceed federally insured amounts and which may at

times exceed statement of financial condition amounts due to outstanding checks.

Investments - Investments are recorded at fair value as described in Note 2.

Property and Equipment - Property and equipment are stated at cost. Certain costs to develop internal use software are capitalized in accordance with Statement of Position ("SOP") 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use.* Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets ranging from two to seven years.

Software Development Costs - The Company capitalizes internally generated software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* SFAS No. 86 requires capitalization of certain software development costs after technological feasibility has been established. There were no software development costs qualifying for capitalization during the years ended December 31, 2007 and 2006.

The Company amortizes the capitalized software development costs over its estimated useful life. At December 31, 2007 and 2006, accumulated amortization on capitalized software costs was $274,796 and $244,395, respectively. Amortization expense was $30,401 and $41,938 for the years ended December 31, 2007 and 2006, respectively.

Impairment of Long-Lived Assets - Management periodically evaluates the valuation and depreciation, as applicable, of the Company's various long-lived assets. Management's evaluation considers both current and future levels of undiscounted cash flows generated by the related assets to determine when impairment may have occurred. Any write-downs due to impairment are charged to operations at the time the impairment is identified.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. Consequently, the Company is not subject to income taxes; the members are taxed on their share of Company earnings.

2. INVESTMENTS

Investments in marketable securities at December 31, 2007 are recorded at their aggregate fair market value as follows:

	Cost	Unrealized Holding Gain	Fair Market Value
Municipal bonds	$ 82,607	$ 9,032	$ 91,639
Cash	(22)	-	(22)
Total	$ 82,585	$ 9,032	$ 91,617

Investments in marketable securities at December 31, 2006 were recorded at their aggregate fair market value as follows:

	Cost	Unrealized Holding Gain	Fair Market Value
Municipal bonds	$ 82,607	$ 5,018	$ 87,625
Cash	6,784	-	6,784
Total	$ 89,391	$ 5,018	$ 94,409

All of the above investments are considered to be available-for-sale. Cost was determined using the specific identification method. These investments were loaned to the Company by a member (see Note 4), so that the Company could maintain a minimum required balance in a clearing house account to be able to provide services related to bond issuances.

3. PROPERTY AND EQUIPMENT

At December 31, 2007 and 2006, property and equipment consisted of the following:

	2007	2006
Computer equipment	$ 60,035	$ 60,035
Software	274,796	274,796
Office furniture and equipment	15,609	15,609
Total	350,440	350,440
Less accumulated depreciation	346,950	314,258
Fixed assets, net	$ 3,490	$ 36,182

Depreciation and amortization expense for the years ended December 31, 2007 and 2006 was $32,692 and $44,893, respectively.

4. DEMAND NOTE PAYABLE TO MEMBER

In 2005, a member loaned the Company $82,607 of municipal bonds. A demand note was issued that accrues interest at the lowest quarterly applicable federal rate allowed by the Internal Revenue Code. During 2007, the quarterly applicable rate issued by the Internal Revenue

Service ranged from 4.19% to 4.97% and, during 2006, the rate ranged from 4.38% to 5%. The outstanding balance on the demand loan remained at $82,607 for the years ended December 31, 2007 and 2006, respectively. During 2007 and 2006, the Company incurred interest expense of $3,910 and $3,967 on the demand note with $10,529 and $6,619 owed to the member at December 31, 2007 and 2006, respectively, The amount is recorded in accrued expenses on the statement of financial condition. The demand note is secured by investments.

5. MEMBERS' EQUITY

The common units issued and outstanding at December 31, 2007 and 2006, were 215,685 and 206,240, respectively.

At December 31, 2007 and 2006, 141,339 Series A Preferred Units were issued and outstanding. These units are entitled to dividends or other distributions equal to any amounts distributed to holders of the common units. In addition, in the event of liquidation or dissolution of the Company, the holders of the Series A Preferred Units have preference to any assets or surplus funds of the Company over the holders of the common units. The Series A Preferred Units have conversion privileges that provide for conversion to common units in accordance with the terms of the operating agreement.

Both the common units and the Series A Preferred Units have voting privileges equal to one vote per unit. However, no changes to the rights, preferences or privileges of the Series A Preferred Units can be made without written consent of two thirds of the outstanding Series A Preferred Units.

6. RELATED PARTIES

A relative of one member received a salary of $42,000 and $40,000 and a relative of another member received $11,485 and $9,390 for services performed for the years ended December 31, 2007 and 2006, respectively. In addition, the accounts payable balance of $5,364 at December 31, 2007 is due to members.

END